1. Name and Address of Reporting Person
   WIESE, RANDY
   7887 E. Belleview Avenue
   Suite 1000
   Englewood, CO 80111
   USA
2. Issuer Name and Ticker or Trading Symbol
   CSG Systems International, Inc. (CSGS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   ( ) Officer (give title below) (X) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              0                D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $11.89   08/30/2002 A         30000       08/30/2003 08/30/2012 Common  30000    $0.0000    30000    D
(Right to buy)                               <F1>                              Stock
Stock Options  $14.875                                              06/06/2006 Common                      3000     D
(Right to buy)                                                                 Stock
Stock Options  $21.125                                              01/20/2008 Common                      2500     D
(Right to buy)                                                                 Stock
Stock Options  $24.811  04/11/2002 A      V  5000        04/11/2003 04/11/2012 Common  5000     $0.0000    5000     D
(Right to buy)                               <F2>                              Stock
Stock Options  $26.7188                                             11/17/2008 Common                      15000    D
(Right to buy)                                                                 Stock
Stock Options  $34.43                                               12/14/2011 Common                      7500     D
(Right to buy)                                                                 Stock
Stock Options  $34.95   01/17/2002 A      V  7500        01/17/2003 01/17/2012 Common  7500     $0.0000    7500     D
(Right to buy)                               <F3>                              Stock
Stock Options  $38.4375                                             01/07/2010 Common                      3750     D
(Right to buy)                                                                 Stock
Stock Options  $47                                                  01/17/2011 Common                      9500     D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
The Stock Option reported in Table II is exercisable in 4 equal installments beginning on August 30, 2003.
<F2>
This Stock Option reported in Table II is exercisable in 4 equal installments beginning on April 11, 2003.
<F3>
This Stock Option reported in Table II is exercisable in 4 equal installments beginning on January 17, 2003.

SIGNATURE OF REPORTING PERSON
/s/ RANDY WIESE

DATE
09/03/2002